Baldwin & Lyons, Inc.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   Michael B. Edwards
                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                 Assistant Vice President

1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800

July 12, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   Baldwin & Lyons, Inc.
         Form 10-K for the fiscal year ended December 31, 2012
                                                     Filed March 8, 2013
                                                     File No. 000-05534

Dear Mr. Rosenberg:

Thank you for your letter dated June 24, 2013 in connection with your review of the above captioned filing. This letter will respond to the questions raised in your letter.

Notes to Consolidated Financial Statements
Note Q – Statutory, page 65

Question 1.  Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:

•
For your insurance subsidiaries, disclose the amount of statutory capital and surplus, if different from statutory surplus, and the amount of statutory capital and surplus necessary to satisfy requirements as required by ASC 944-505-50-1a and 1b.

•	Disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2012, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

Response - The following represents our proposed revised disclosure to be included in future periodic reports that addresses statutory capital and surplus – wording changes from current disclosure are highlighted (additions in bold and deletions as strikethrough).

Net income (loss) of the insurance subsidiaries, all of which are wholly owned, as determined in accordance with statutory accounting practices, was $29,262, ($19,120) and $12,542 for 2012, 2011 and 2010, respectively.  Consolidated statutory capital and surplus for these subsidiaries as of December 31 is as follows:

Narrative
replaced
with table

	2012	2011

Statutory capital	$21,270	$21,270
Statutory surplus	317,587	292,435
Statutory capital and surplus	$338,857	$313,705

The Company may transfer $55,192 of surplus by dividend or loan to the parent company during calendar year 2013 with proper notification to, but without approval from, regulatory authorities.  An additional $196,234 of surplus of such insurance subsidiaries could, under existing regulations, be advanced or loaned to the parent company with prior notification to and approval from regulatory authorities, although it is unlikely that transfers of this size would be practical.

~~Minimum statutory surplus necessary for the insurance subsidiaries to satisfy statutory risk based capital requirements was $86,060 at December 31, 2012~~.  State regulatory authorities prescribe calculations of the minimum amount of statutory capital and surplus necessary for each insurance company to remain authorized.  These computations are referred to as Risk Based Capital requirements and are based on a number of complex factors taking into consideration the quality and nature of assets, the historical adequacy of recorded liabilities and the specific nature of business conducted.    At December 31, 2012 the minimum statutory capital and surplus requirements of the insurance subsidiaries was $86,060.  Actual consolidated statutory capital and surplus at December 31, 2012 exceeded this requirement by $252,797.

Additional Response – Other than the statutory risk based capital requirements disclosed in Note Q, the Company has no additional restrictions which limit the payment of dividends by the registrant or for any consolidated subsidiary or unconsolidated subsidiary as of December 31, 2012.  Accordingly, we believe that our disclosures, as revised, are in compliance with Rule 4-08(e)(3)(ii) of Regulation S-X.

Controls and Procedures, page 67

Question 2.  You state that “there have not been any significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of the Company’s most recent evaluation.”  Please tell us how your disclosure complies with the requirement to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, or tell us how you intend to remediate the deficiency. Refer to Rule 308(c) of Regulation S-K.

Response - The following represents our revised disclosure to be included in future periodic reports that addresses changes in internal controls.  We have not marked this copy as it has largely been rewritten from the prior disclosure.

The Company carried out an evaluation as of December 31, 2012, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as defined in Rule 13a-15(e) adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the “Exchange Act”. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in timely alerting the Company to material information required to be disclosed in reports under the Exchange Act. In addition, based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. The Company noted no change in internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

Exhibits, financial Statements Schedules and Reports on Form 8-K, page 70

Question 3.  You filed an amendment to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 on July 9, 2012 to amend Item 15 of the Original 10-K to include the separate financial statements of the New Vernon India Fund LP (“India Fund”) for its fiscal years ended December 31, 2011, 2010, and 2009 in response to Rule 3-09 of Regulation S-X.  You also included the separate but related financial statements of the NVH I LP for its six month periods ended June 30, 2011, 2010, and 2009 which you disclose should be read in conjunction with the India Fund’s financial statements.  Please tell us if you plan to amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 to include financial statements required by Rule 3-09 of Regulation S-X.

Response - The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 is complete.  The Company had no exceptions under Rule 3-09 of Regulation S-X during 2012 and therefore no amendments will be filed for the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/ Michael B. Edwards
Michael B. Edwards
Assistant Vice President